NEWS RELEASE

EMX Royalty Options Three Idaho Gold Projects to Gold Lion

Vancouver, British Columbia, April 07, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of three separate option agreements (the "Agreements") for the Erickson Ridge, South Orogrande, and Robber Gulch gold projects in Idaho (the "Projects") with Gold Lion Resources (NV) Inc., a subsidiary of Gold Lion Resources Inc. (CSE: GL; FWB: 2BC) ("Gold Lion").  The Agreements provide for share and cash payments to EMX, as well as work commitments during Gold Lion's earn-in period for each given Project, and upon earn-in, a 3.5% net smelter return ("NSR") royalty, annual advanced royalty payments, and milestone payments.

The Erickson Ridge and South Orogrande Projects are located in the greater Elk City mining district of north-central Idaho which has produced more than one million ounces of gold, dominantly from placer operations1, and hosts several known historic resources including at Endomines Inc's Friday mine, currently in production.  The Robber Gulch Project is located in south-eastern Idaho, approximately 36 kilometers southeast of Twin Falls and contains Carlin-style gold mineralization similar to the past-producing Black Pine mine (434,800 ounces of oxide gold produced in the 1990s) 90 kilometers to the east2.

The Agreements for the three Idaho gold Projects represent another example of the successful execution of the royalty generation aspect of the Company's business model.  The Projects were identified as part of EMX's ongoing western U.S. regional generative gold program, acquired in 2019 through the staking of open ground, and are now partnered with Gold Lion.  As EMX continues its regional work to identify additional opportunities, it looks forward to working closely with Gold Lion to advance the Projects.

Overview of Commercial Terms. Each Project is covered by a separate Agreement.  Pursuant to each Agreement, Gold Lion can exercise its option to earn 100% interest in a given Project by (all dollar amounts in USD): (a) making option payments totaling $600,000 to EMX, (b) delivering a total of 950,000 shares of Gold Lion to EMX, and (c) completing $1,500,000 in exploration expenditures before the fifth anniversary of the Agreement.

Upon Gold Lion's exercise of the option for a Project, EMX will retain a 3.5% NSR royalty on the Project, of which Gold Lion may purchase up to 1.0% of the NSR royalty (the first 0.5% for 350 ounces of gold prior to the third anniversary after exercise of the option, then the remaining 0.5% can be purchased at any time thereafter for 1,150 ounces of gold).  After exercise of the option, annual advance royalty ("AAR") payments are due to EMX starting at $30,000, and increasing $10,000 per year to a maximum of $80,000 per year.  All AAR payments for a Project cease upon commencement of production from that Project.

In addition, Gold Lion will make milestone payments for a given Project to EMX consisting of: (a) 300 ounces of gold upon completion of a Preliminary Economic Assessment, (b) 550 ounces of gold upon completion of a Prefeasibility Study, and (c) 650 ounces of gold upon completion of a Feasibility Study.

Note, all gold bullion payments to EMX referenced in the Agreements can be made as the cash equivalent in USD.

1 Greater Elk City District Production: USGS: Koschmann and Bergendahl, 1968. Principal Gold Producing Districts of the United States. Professional Paper 610.

2 Black Pine Mine 43-101 Technical Report on the Black Pine Gold Project, Cassia County, Idaho. Prepared by MDA for Liberty Gold Corp. 9/7/2018. Historic production: pg. 27.

Overview of the Projects. The three Projects comprise 4,400 hectares within prospective and underexplored regions of Idaho.  All three Projects are accessible via existing road networks from nearby towns with available services.

Erickson Ridge:  The Erickson Ridge Project covers the northern extension of the regionally important Orogrande Shear Zone in the Elk City mining district, which hosts multiple historic resources.  Within the Project area, the shear zone is mantled by soil and vegetation with widespread placer gold occurrences.  The Project contains a 1980s-era historic resource, which also corresponds with an EMX gold-in-soil anomaly that extends mineralization more than one kilometer along strike beyond the historic resource footprint.  Drill intercepts from the 1980s work include 33.5 meters @ 4.1 g/t gold (hole ER-84-13 from 16.8m to 50.3m) and 21.3 meters @ 3.15 g/t gold (hole ER-84-23 from 77.7 to 99.0m) (disseminated-style mineralization, true thicknesses unknown)3.

The historic exploration was focused on shallow oxide gold mineralization, with drill holes typically less than 100 meters in depth (see reference3).  Modern exploration has not been conducted over much of the Project area, and EMX has targeted extensions of the historic resource area in addition to structural intersections along strike of the Orogrande Shear zone.

South Orogrande:  The South Orogrande Project lies 16 kilometers south of Erickson Ridge and covers approximately 11.5 kilometers of strike length along the Orogrande Shear Zone.  The Project is adjacent to, and along strike, of Endomines Inc's Friday deposit which has historic oxide, open pit constrained measured and indicated resources at a 0.45 g/t cutoff of 20.1 Mtonnes averaging 1.00 g/t gold (647 Koz Au contained), and inferred resources of 20.8 Mtonnes averaging 0.88 g/t gold (590 Koz Au contained)4.  Endomines is currently developing a higher grade, underground historic resource, and recently commissioned the Friday mine's processing facilities5.

EMX's primary target at South Orogrande is shear-hosted orogenic-style, as well as intrusion-related gold mineralization analogous to the Friday mine.  At South Orogrande, historic surface exploration identified multiple kilometer-scale, cohesive gold in soil anomalies (2 x 5 km and 1.5 x 3 km) with coincident geophysical anomalies in areas of minimal outcrop and widespread placer gold occurrences.  Reconnaissance mapping and rock chip sampling by EMX within these areas identified a number of high-grade historic prospects with 27 samples averaging 1.6 g/t gold, and assaying from 0.001 - 14.8 g/t gold.  EMX has located five closely-spaced, less than 100 meter deep holes from the mid-1980s that were drilled within a small portion of one of the soil anomalies, with no record of any additional drilling across the Project area.

Robber Gulch:  The Robber Gulch Project comprises an area of strongly altered and mineralized Paleozoic silty carbonate and clastic units exposed within a window of post-mineral volcanic rocks.  The Project lies 90 kilometers to the west, and within the same host sedimentary sequence as Liberty Gold Corp.'s Black Pine Carlin-style project in southern Idaho (see reference2).  The primary targets at Robber Gulch are near surface, oxide Carlin-style gold mineralized zones associated with intense jasperoid, decalcified limestone, and local quartz veining and brecciation within sandstone and carbonate units.

EMX's work has identified potential structural feeders and widespread zones of disseminated mineralization with anomalous gold and pathfinder elements.  The Project has seen little modern exploration, with four shallow drill holes drilled in the mid-1980s, which were not followed up with further drilling or surface geochemistry.  Results included hole AC-4 returning 18.3 meters @ 0.23 g/t gold (from 24.4m to 42.7m) and 24.4 meters @ 0.56 g/t gold (from 54.8m to 79.2m), including, 6.1 meters @ 1.25 g/t gold (from 64.0m to 70.1m) in oxide mineralization (true thicknesses unknown)6.

3 Internal drill sections from Erickson Reef Project, Idaho County, Idaho. 1985. United Gold Corp.

4 NI 43-101 Technical Report, Idaho Gold Project. Prepared by Geosim for Premium Exploration Inc. 4/8/13.

5 See Endomines news release dated February 4, 2020.

6 Internal Report on Artesian City Project, Cassia County, Idaho. 1986. Exvenco Resources Inc.

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Comments on Sampling, Assaying, QA/QC, Historic Resources and Exploration Results, and Nearby Deposits. EMX's exploration samples were collected in accordance with industry standard best practices. The samples were submitted to ALS laboratories in Reno, Nevada and Vancouver, Canada (ISO 9001:2017 and ISO/IEC 17025:2017 accredited) for sample preparation and analysis. Gold assays were performed by fire assay with an ICP/AES finish. EMX conducts routine QA/QC analysis on its exploration samples, including the utilization of certified reference materials, blanks, and duplicate samples.

The Friday deposit's lower grade, open pit constrained historic resource from 2013 (see reference4) was based upon US$1500/oz gold and 85% recovery applied to an inverse distance interpolated block model. A more recent historic resource focused on a higher grade, underground scenario at a 3.4 g/t gold cutoff that yielded measured and indicated resources of 462 Ktonnes @ 6.54 g/t Au (containing 97,200 oz Au) and inferred resources of 296 Ktonnes @ 4.91 g/t Au (containing 47,600 oz Au) which was based upon US$1300/oz gold and 94% recovery applied to an inverse distance interpolated block model7. EMX cannot verify the 2013 or 2017 historic resources, and a qualified person has not done sufficient work to classify the historic resources as current mineral resources. EMX is not treating the historic estimates as current mineral resources. It is EMX's opinion that both the open pit and underground historic resources could be brought current with updated metal prices, cost estimates, and process recoveries, as well as confirmation drilling. An important step forward for Endomines to update the open pit resource was its acquisition of the open pit mining rights in late 20198.

The adjacent and nearby historic resources, deposits and mines referenced provide geologic context for the Projects, but this is not necessarily indicative that the Projects host similar tonnages or grades of mineralization. Based upon EMX's independent field work, including geologic mapping and surface sampling, the historic resources and exploration results referenced are considered to be reliable and relevant.

Qualified Person. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

About Gold Lion.  Gold Lion Resources (CSE: GL; FWB: 2BC) is a mineral exploration company actively involved in the exploration of its property portfolio including the Cuteye Group of Properties and the Fairview Property. The Cuteye Group of Properties are in B.C.'s Golden Triangle and the Fairview Property is located in the Kamloops Mining District of British Columbia.

For further information contact:

David M. Cole	Scott Close	Isabel Belger
President and Chief Executive Officer	Director of Investor Relations	Investor Relations (Europe)
Phone: (303) 979-6666	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@EMXroyalty.com	SClose@EMXroyalty.com	IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

7 See Endomines news release dated March 3, 2020 and Independent Expert's Report from AMC Consultants to Endomines AB dated January 8, 2018.

8 See Endomines news release dated December 3, 2019.

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Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the year ended December 31, 2019 (the "MD&A"), and the most recently filed Annual Information Form ("AIF")  for the year ended December 31, 2019, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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